                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)(1)

                            AMS HEALTH SCIENCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    00178W105
                                 (CUSIP Number)

                                February 10, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 00178W105        SCHEDULE 13G

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Wood River Capital Management, L.L.C.
-------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------

    3.  SEC Use Only

-------------------------------------------------------------------------------

    4.  Citizenship or Place of Organization.
        Delaware
-------------------------------------------------------------------------------

Number of                5.  Sole Voting Power
                             0
                         ------------------------------------------------------

Shares Beneficially      6.  Shared Voting Power
                             0
                         ------------------------------------------------------

Owned by Each            7.  Sole Dispositive Power
                             0
                         ------------------------------------------------------

Reporting Person With:   8.  Shared Dispositive Power
                             0
-------------------------------------------------------------------------------

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        0
-------------------------------------------------------------------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------

   11.  Percent of Class Represented by Amount in Row (9)
        0%
-------------------------------------------------------------------------------

   12.  Type of Reporting Person (See Instructions)
        OO
-------------------------------------------------------------------------------

        CUSIP No. 00178W105      SCHEDULE 13G

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Wood River Associates, L.L.C.
-------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------

    3.  SEC Use Only

-------------------------------------------------------------------------------

    4.  Citizenship or Place of Organization.
        Delaware
-------------------------------------------------------------------------------

Number of                5.  Sole Voting Power
                             0
                         ------------------------------------------------------

Shares Beneficially      6.  Shared Voting Power
                             153,100
                         ------------------------------------------------------

Owned by Each            7.  Sole Dispositive Power
                             0
                         ------------------------------------------------------

Reporting Person With:   8.  Shared Dispositive Power
                             153,100
-------------------------------------------------------------------------------

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        153,100
-------------------------------------------------------------------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------

   11.  Percent of Class Represented by Amount in Row (9)
        2.0%
-------------------------------------------------------------------------------

   12.  Type of Reporting Person (See Instructions)
        OO
-------------------------------------------------------------------------------

        CUSIP No. 00178W105      SCHEDULE 13G

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Wood River Partners, L.P.
-------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------

    3.  SEC Use Only

-------------------------------------------------------------------------------

    4.  Citizenship or Place of Organization.
        Delaware
-------------------------------------------------------------------------------

Number of                5.  Sole Voting Power
                             153,100
                         ------------------------------------------------------

Shares Beneficially      6.  Shared Voting Power
                             0
                         ------------------------------------------------------

Owned by Each            7.  Sole Dispositive Power
                             153,100
                         ------------------------------------------------------

Reporting Person With:   8.  Shared Dispositive Power
                             0
-------------------------------------------------------------------------------

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        153,100
-------------------------------------------------------------------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------

   11.  Percent of Class Represented by Amount in Row (9)
        2.0%
-------------------------------------------------------------------------------

   12.  Type of Reporting Person (See Instructions)
        PN
-------------------------------------------------------------------------------

       CUSIP No. 00178W105       SCHEDULE 13G

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Wood River Partners Offshore, Ltd.
-------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------

    3.  SEC Use Only

-------------------------------------------------------------------------------

    4.  Citizenship or Place of Organization.
        Cayman Islands
-------------------------------------------------------------------------------

Number of                5.  Sole Voting Power
                             0
                         ------------------------------------------------------

Shares Beneficially      6.  Shared Voting Power
                             0
                         ------------------------------------------------------

Owned by Each            7.  Sole Dispositive Power
                             0
                         ------------------------------------------------------

Reporting Person With:   8.  Shared Dispositive Power
                             0
-------------------------------------------------------------------------------

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        0
-------------------------------------------------------------------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------

   11.  Percent of Class Represented by Amount in Row (9)
        0%
-------------------------------------------------------------------------------

   12.  Type of Reporting Person (See Instructions)
        CO
-------------------------------------------------------------------------------

        CUSIP No. 00178W105      SCHEDULE 13G

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Arthur Steinberg, Esq., solely as the Receiver for the Wood River Entities and not in his individual capacity(1)
-------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------

    3.  SEC Use Only

-------------------------------------------------------------------------------

    4.  Citizenship or Place of Organization.
        U.S.A.
-------------------------------------------------------------------------------

Number of                5.  Sole Voting Power
                             0
                         ------------------------------------------------------

Shares Beneficially      6.  Shared Voting Power
                             153,100(1)
                         ------------------------------------------------------

Owned by Each            7.  Sole Dispositive Power
                             0
                         ------------------------------------------------------

Reporting Person With:   8.  Shared Dispositive Power
                             153,100(1)
-------------------------------------------------------------------------------

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person
        153,100(1)
-------------------------------------------------------------------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------

   11.  Percent of Class Represented by Amount in Row (9)
        2.0%(1)
-------------------------------------------------------------------------------

   12.  Type of Reporting Person (See Instructions)
        PN
-------------------------------------------------------------------------------

(1)   See Items 2 and 4 herein.

                                  SCHEDULE 13G

ITEM 1.

      (a)   Name of Issuer:

            AMS Health Sciences, Inc. (the "Issuer")

      (b)   Address of Issuer's Principal Executive Offices:

            711 NE 39th Street
            Oklahoma City, Oklahoma  73105

ITEM 2.

      (a)   Names of Persons Filing:

            Wood River Capital Management, L.L.C.
            Wood River Associates, L.L.C.
            Wood River Partners, L.P.
            Wood River Partners Offshore, Ltd.
            Arthur Steinberg, Esq., solely as the Receiver of the Wood River Entities and not in his individual capacity (the "Receiver")

            On October 13, 2005, Arthur Steinberg, Esq. was appointed Receiver of Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P. and Wood River Partners Offshore, Ltd. and their respective subsidiaries, successors and assigns (the "Wood River Entities") pursuant to an order of the United States District Court for the Southern District of New York, dated October 13, 2005, in connection with the action entitled Securities and Exchange Commission v. Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., John Hunting Whittier, Wood River Partners, L.P. and Wood River Partners Offshore, Ltd. (the "Order").

            On November 2, 2005, the Receiver and the Wood River Entities (collectively, the "Reporting Persons") filed a Schedule 13G (the "Original
Schedule 13G") with the Securities and Exchange Commission to primarily reflect that the Receiver may be deemed the beneficial owner of shares of the Issuer due to being appointed Receiver and his duties and responsibilities as the Receiver pursuant to the Order.

            This Amendment Number 1 to the Schedule 13G (the "First Amendment," together with the Original Schedule 13G, this "Schedule 13G") amends and restates the Original Schedule 13G in its entirety. This First Amendment is being filed to update the number and percentage of shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons from those set forth in the Original Schedule 13G, based on additional information obtained by the Receiver and sales of shares of the Issuer since the date of the Original
Schedule 13G.

            Mr. Whittier is not a Reporting Person with respect to this Schedule 13G. The information contained in this Schedule 13G regarding the Wood River Entities, Mr. Whittier and the shares of common stock of the Issuer that may be beneficially owned by the Reporting Persons is primarily based upon a review of certain brokerage account statements and account information delivered prior to the date hereof to the Receiver by certain brokers for the Wood River Entities, as the Receiver has not yet completed reviewing other information and the books, records and accounts of the Wood River Entities and, hence, has not been able to determine, verify or confirm the amount of shares of the Issuer that may be beneficially owned by the Reporting Persons or the other information contained herein.

            The Reporting Persons expressly disclaim knowledge as to the completeness and the accuracy of the information contained in this Schedule 13G. The Receiver is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock of the Issuer, with respect to which the Reporting Persons may be deemed the beneficial owners. Similarly, the Receiver is still in the process of determining whether any of the Wood River Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Persons may be deemed the beneficial owners of more or fewer shares of common stock of the Issuer than indicated herein. The filing of this Schedule 13G (or any amendment hereto) shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G. The Receiver is in the process of confirming and verifying the facts and circumstances stated in this Schedule 13G, and therefore, all statements made herein are made based upon the Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

            The Receiver may be deemed to share beneficial ownership of the shares of common stock of the Issuer reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order.

            Pursuant to Section 13 of the Order, the Receiver is authorized, empowered and directed to perform, among others, the following duties and responsibilities at all times with a view towards, first, locating, preserving and protecting all of the Wood River Entities' assets, and second, maximizing returns to investors in the Wood River Entities: (i) locate and take immediate possession and control of all assets of every kind whatsoever and wherever located owned by, controlled by, belonging to, or traceable to the Wood River Entities, whether tangible, intangible, real, equitable, personal, realized, unrealized or otherwise (the "Assets"), and to hold, manage, and administer such Assets as is required to comply with and effectuate the directives of the Order;
(ii) assume control of, and be named as authorized signatory for, all accounts at any bank, brokerage firm, or financial institution which has possession, custody or control of any Assets (the "Accounts"); (iii) manage, retain, sell and/or liquidate the Accounts as necessary and appropriate to comply with and effectuate the directives of the Order; (iv) take all reasonable and necessary actions to manage, maintain, and wind-down business operations of the Wood River Entities, including making legally required payments to creditors, employees and agents of the Wood River Entities; (v) communicate with vendors, investors, and others, as required to comply with and effectuate the purposes of the Order;
(vi) make or authorize such payments and disbursements from the Assets, and incur, or authorize the incurrence of such expenses and make, or authorize the making of, such agreements as the Receiver deems reasonable and necessary in discharging the Receiver's duties; and (vii) develop a plan with respect to the retention, liquidation, and/or distribution of all remaining Assets to investors in the Wood River Entities.

            A copy of the Order is attached hereto and incorporated herein by this reference.

      (b)   Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of the Wood River Entities and the Receiver is:

            c/o Kaye Scholer LLP
            425 Park Avenue
            New York, NY 10022

      (c)   Citizenship:

            Wood River Capital Management, L.L.C. is a Delaware entity Wood River Associates, L.L.C. is a Delaware entity
            Wood River Partners, L.P. is a Delaware entity
            Wood River Partners Offshore, Ltd. is a Cayman Islands entity The Receiver is a U.S. citizen

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:

            00178W105

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   [ ]   Investment  company  registered  under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [ ]   An investment adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E).

      (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F).

      (g)   [ ]   A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

      (h)   [ ]   A savings  association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (I)   [ ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

      (a)   Amount purportedly beneficially owned:

            Wood River Capital Management, L.L.C.               0
            Wood River Associates, L.L.C.                 153,100
            Wood River Partners, L.P.                     153,100
            Wood River Partners Offshore, Ltd.                  0
            The Receiver(1)                               153,100

      (b)   Purported Percent of Class:

            Wood River Capital Management, L.L.C.             0.0%
            Wood River Associates, L.L.C.                     2.0%
            Wood River Partners, L.P.                         2.0%
            Wood River Partners Offshore, Ltd.                0.0%
            The Receiver(1)                                   2.0%

      (c)   Number of shares as to which each Reporting Person purportedly has:

            (i)   Sole power to vote or to direct the vote:

                  Wood River Capital Management, L.L.C.             0
                  Wood River Associates, L.L.C.                     0
                  Wood River Partners, L.P.                         153,100
                  Wood River Partners Offshore, Ltd.                0
                  The Receiver(1)                                   0

            (ii)  Shared power to vote or to direct the vote:

                  Wood River Capital Management, L.L.C.             0
                  Wood River Associates, L.L.C.                     153,100
                  Wood River Partners, L.P.                         0
                  Wood River Partners Offshore, Ltd.                0
                  The Receiver(1)                                   153,100

            (iii) Sole power to dispose or to direct the disposition of:

                  Wood River Capital Management, L.L.C.             0
                  Wood River Associates, L.L.C.                     0
                  Wood River Partners, L.P.                         153,100
                  Wood River Partners Offshore, Ltd.                0
                  The Receiver(1)                                   0

            (iv)  Shared power to dispose or to direct the disposition of:

(1) Due to the powers and authority conveyed by the Order upon the Receiver, the Receiver may be deemed to share beneficial ownership of the shares of common stock reported herein.

                  Wood River Capital Management, L.L.C.             0
                  Wood River Associates, L.L.C.                     153,100
                  Wood River Partners, L.P.                         0
                  Wood River Partners Offshore, Ltd.                0
                  The Receiver(1)                                   153,100

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Mr. John H. Whittier was the principal and managing member of Wood River Capital Management, L.L.C. and Wood River Associates, L.L.C. Due to the powers and authority conveyed upon the Receiver, by the Order, the Receiver may be deemed to share beneficial ownership of the shares of common stock reported herein. See Exhibit 1.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      See Exhibit 1.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      See Exhibit 1.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATION.

      Subject to the information set forth in Item 2 hereof, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      Subject to the information set forth in Item 2 hereof, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

                                        ARTHUR STEINBERG, ESQ., solely as the
                                        Receiver of the Wood River Entities to
                                        the extent contemplated by the Order, a
                                        copy of which is annexed hereto, but not in his individual capacity

                                        By: /s/ Arthur J. Steinberg
                                            -----------------------------------
                                            Name: Arthur J. Steinberg
                                            Title: Receiver

                                                                        ANNEX A

                           UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF NEW YORK


SECURITIES AND EXCHANGE COMMISSION

                       Plaintiff,

         -against-

WOOD RIVER CAPITAL MANAGEMENT, LLC,                    05 Cv. 8713
WOOD RIVER ASSOCIATES, LLC,
JOHN HUNTING WHITTIER,
WOOD RIVER PARTNERS, L.P., and
WOOD RIVER PARTNERS OFFSHORE, LTD.,

                        Defendants.



                         STIPULATION AND ORDER GRANTING
                             PRELIMINARY INJUNCTION,
                     FREEZING ASSETS AND APPOINTING RECEIVER
                     ---------------------------------------

         WHEREAS, Plaintiff Securities and Exchange Commission ("Commission") and the defendants have agreed and stipulated to a preliminary injunction against defendants, enjoining them from violating the federal securities laws; preserving evidence; freezing assets; ordering an accounting; and appointing a receiver for certain defendants;

         WHEREAS, counsel for the Defendant Whittier has reviewed the complaint and this Order and has consented to the immediate entry of this Order; without an adjudication of the merits on any issue of fact or law;

         WHEREAS, this Order is designed to effectuate dual goals: first, locating, preserving and protecting investor money, and second maximizing returns available to investors;

         WHEREAS, the Commission has submitted the credentials of a candidate to be appointed Receiver of all of the assets, properties, and books and records of defendants Wood River Asset Management, LLC, Wood River Associates, LLC, Wood River Partners, L.P., and Wood River

Partners Offshore, Ltd. (the "Wood River Entity Defendants"), and assets traceable to the Wood River Entity Defendants, and the Commission has advised the Court that this candidate is prepared to assume this responsibility if so ordered by the Court;

         WHEREAS, the Court having considered the Commission's Application for Entry of an Order Granting Preliminary Injunction, Freezing Assets, and Appointing a Receiver;

         WHEREAS, the Court finds that the relief set forth in the Order is necessary and appropriate for the benefit of investors who may have been injured as a result of the conduct alleged in this lawsuit;

         WHEREAS, the Court is authorized to grant the relief set forth in the Order pursuant to the Federal Rules of Civil Procedure, its general equitable authority and also pursuant to Section 21(d)(5) of the Securities Exchange Act of 1934 [15 U.S.C. ss. 78u(d)(5)].

        NOW, THEREFORE, IT IS ORDERED, ADJUDGED, AND DECREED as follows:

                                       I.
                        PRELIMINARY INJUNCTION PRECLUDING
                    VIOLATIONS OF THE FEDERAL SECURITIES LAWS
                    -----------------------------------------

         1. Defendants, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, shall be and hereby are preliminarily restrained and enjoined, pending entry of a Final Judgment in this action, from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. ss. 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. ss. 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:
(a) to employ any device, scheme, or artifice to defraud; (b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or (c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

        2. Defendants, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, shall be and hereby are preliminarily restrained and enjoined, pending entry of a Final Judgment in this action, from violating, directly or indirectly, Section 17(a) of the Securities Act [15 U.S.C. ss. 77q(a)], by, in the offer or sale of any security using any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly: (a) to employ any device, scheme, or artifice to defraud; (b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser.

        3. Defendants Wood River Asset Management, LLC, Wood River Associates, LLC, John Hunting Whittier, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, shall be and hereby are preliminarily restrained and enjoined, pending entry of a Final Judgment in this action, from, by use of the mails or any means or instrumentality of interstate commerce: (1) employing any device, scheme, or artifice to defraud; and/or (2) engaging in any act, practice or course of business which would operate as a fraud or deceit upon any client or prospective client, in violation of Section 206(1) and (2) of the Investment Advisers Act of 1940 [15 U.S.C. ss. 80b-6(1) and (2)].

        4. Defendants, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, shall be and hereby are preliminarily restrained and enjoined, pending entry of a Final Judgment in this action, from violating, directly or indirectly, Section 13(d) of the Exchange Act [15 U.S.C. ss. 78m(d)] and Rules 13d-1 and 13d-2 thereunder [17 C.F.R. ss.ss. 240.13d-1 and 240.13d-2] by failing to: (a) within ten days of acquiring beneficial ownership of more than five percent of any equity security registered pursuant to Section 12 of the Exchange Act: (i) file a complete and accurate Schedule 13D with the Commission; and (ii) send to the issuer of such security, and each exchange where such security is traded, a statement describing the purchases and other information; or (b) amend a Schedule 13D if there is any material change in the beneficial ownership position in the security noted therein, or any other facts set forth in a previously filed Schedule 13D.

        5. Defendants, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, shall be and hereby are preliminarily restrained and enjoined, pending entry of a Final Judgment in this action, from violating, directly or indirectly, Section 16(a) of the Exchange Act [15 U.S.C. ss. 78p(a)], and Rules 16a-2 and 16a-3 thereunder [17 C.F.R. ss. 240.16a-2 and 240.16a-3], by failing to file timely with the Commission (and, if such security is registered on a national securities exchange, also with the exchange), as a direct or indirect beneficial owner of more than 10 percent of any class of any equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act [15 U.S.C. ss. 78l], or as a director or an officer of the issuer of such security: (a) at the time of the registration of such security on a national securities exchange or by the effective date of a registration statement filed pursuant to Section 12(g) of the Exchange Act [15 U.S.C. ss. 78l(g)], or within ten days after becoming such a beneficial owner, director, or officer, a statement on Form 3 [17 C.F.R. ss. 249.103], Initial Statement of Beneficial Ownership of Securities, of the amount of all equity securities of such issuer of which he is the beneficial owner; (b) within ten days after the close of each calendar month thereafter, if there has been a change in such ownership during such month, a statement on Form 4 [17 C.F.R. ss. 249.104], Statement of Changes in Beneficial Ownership of Securities, indicating ownership at the close of the calendar month and such changes in ownership as have occurred during such calendar month; and (c) within forty-five days of the issuer's year-end, a statement on Form 5 [17 C.F.R. ss. 249.105], Annual Statement of Beneficial Ownership of Securities, disclosing, among other things, all holdings and transactions that should have been, but were not, reported on Forms 3, 4, or 5 during the most recent fiscal year.

                                      II.

                            FULL ACCOUNTING OF ASSETS
                            -------------------------

        6. Defendant Whittier shall, subject to, and without waiver of, any applicable privilege, within ten (10) days of receipt of this Order, serve upon the Commission a sworn accounting of all funds and other assets that he owns, possesses, or controls, or has a beneficial interest in, or has a right to own, possess, or control, in whatever form, and wherever located. The accounting provided in this paragraph shall include, but is not limited to: (1) providing a detailed description of such funds and assets; (2) reporting on the disposition and current location of the funds and assets; and (3) disclosing all bank and brokerage account numbers where these funds and assets have been deposited. Defendant Whittier shall also provide an accounting of all monies received from and paid to the Wood River Entity Defendants since January 1, 2004.

                                      III.

                        WOOD RIVER ENTITIES ASSET FREEZE
                        --------------------------------

        7. The Wood River Entity Defendants, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, shall hold and retain within their control, and otherwise prevent any disposition, transfer, pledge, encumbrance, assignment, dissipation, concealment or other disposal whatsoever, by themselves or any person or entity under their direct or indirect control, of any funds or assets, in their name, for their benefit or under their control.

        8. Any institution or person or entity holding any funds, accounts or other assets in the name, for the benefit or under the control of the Wood River Entity Defendants, or where the Wood River Entity defendants are signatories or have signing authority, and which receives actual notice of this Order by personal service or otherwise, shall hold and retain within its control and prohibit the withdrawal, removal, transfer or other disposal of any funds or other assets in the name, for the benefit or under the control of any of the Wood River Entity Defendants.

                                      IV.

                        THE WHITTIER PARTIAL ASSET FREEZE
                        ---------------------------------

        9. Defendant Whittier shall provide plaintiff with at least three business day's advance written notice of any proposed transfer, disposition, sale, or encumbrance of any asset in which Whittier has an interest (the "Transaction") if the amount or value of the Transaction exceeds $10,000. Plaintiff shall then have three business days in which to provide Whittier's counsel with a written objection to the proposed Transaction including a specific basis for the objection. If Defendant Whittier wishes to pursue the Transaction despite plaintiff's written objection, he shall do so only after seeking (and obtaining) the Court's approval, with notice to plaintiff. Notice and objections shall be sent by fax and electronic mail to counsel of record, respectively, for plaintiff and Defendant Whittier. This procedure for approving or objecting to transactions shall be called the "Approval Mechanism." If seeking Court approval for a Transaction to which plaintiff has objected, Whittier may do so in an expedited fashion via letter to the Court.

        10. Defendant Whittier's expenditures in any calendar month shall not exceed $15,000, exclusive of attorneys' fees (the "Expenditure Cap"). If Whittier wishes to exceed the Expenditure Cap, he shall seek and obtain approval pursuant to the Approval Mechanism.

        11. Three business day after the end of each calendar month, Defendant Whittier shall provide a report to counsel of record for plaintiff of all expenditures in excess of $1,000 that he made that month, including attorneys' fees.

                                       V.

                     RESTRAINT FROM DESTRUCTION OF EVIDENCE
                     --------------------------------------

         Defendants, their officers, agents, servants, employees, attorneys, successors-in-interest, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, and each of them, are hereby restrained from destroying, mutilating, concealing, altering or disposing of any document or other record or data referring or relating in any manner to (1) the acts, practices and transactions described in the complaint in this action, (2) communications between or among the defendants and their agents; and (3) funds or other assets that any of the defendants have received from investors.

                                      VI.

                             APPOINTMENT OF RECEIVER
                             -----------------------

        12. Arthur Steinberg is hereby appointed the Receiver for the Wood River Entities, and their subsidiaries, successors and assigns during the pendancy of this litigation, or until further direction of the Court.

        13. The Receiver is authorized, empowered and directed to perform the following duties and responsibilities, at all times with a view towards, first, locating, preserving and protecting all of Wood River Entity defendants' assets, and second, maximizing returns to investors:

              a. PRESERVATION OF ASSETS. Locate and take immediate possession and control of all assets of every kind whatsoever and wherever located owned by, controlled by, belonging to, or traceable to Wood River Entities, whether tangible, intangible, real, equitable, personal, realized, unrealized, or otherwise (the "Assets"), and to hold, manage, and administer such Assets as is required to comply with and effectuate the directives of this Order;

              b. IDENTIFICATION OF ASSETS AND LIABILITIES. Prepare a full accounting of all Assets. Present to the Court and the Commission within 60 days of the date of this Order a report reflecting the existence and value of the Assets, including all liabilities.

              c. IDENTIFICATION OF ASSETS SUBJECT TO FREEZE. Investigate the past and current operations and transactions of the defendants, and within 60 days of the date of this Order, submit a report to the Court identifying those persons and entities who have received, or are in possession, of any Assets. The report shall include an analysis of all returns and redemptions that investors in the Wood River Entities received from February 2003 to the present, including any interest or earnings on investments.

              d. ASSUME CONTROL OVER THE DEFENDANTS' ACCOUNTS. Assume control of, and be named as authorized signatory for, all accounts at any bank, brokerage firm, or financial institution which has possession, custody or control of any Assets (the "Accounts"). Manage, retain, sell and/or liquidate the Accounts as necessary and appropriate to comply with and effectuate the directives of this Order.

              e. SECURE, MANAGE AND DISCONTINUE ON-GOING BUSINESS OPERATIONS. Secure the business premises, and all business equipment, data and documents, of the Wood River Entity defendants. Take control of all means of communication with investors, vendors, agents, and others doing business with these defendants. Take all reasonable and necessary actions to manage, maintain, and wind-down business operations of the Wood River Entity defendants, including making legally required payments to creditors, employees and agents of these defendants. Communicate with vendors, investors, and others, as required to comply with and effectuate the purposes of this Order.

              f. INSTITUTE, DEFEND, COMPROMISE OR SETTLE LEGAL ACTIONS. Institute, prosecute, defend and settle any legal actions on behalf of the Receivership to comply with and effectuate the purposes of this Order;

              g. AUTHORIZE PAYMENTS. Make or authorize such payments and disbursements from the Assets, and incur, or authorize the incurrence of such expenses and make, or authorize the making of such agreements as the Receiver deems reasonable and necessary in discharging the Receiver's duties.

              h. ACCESS TO CORPORATE DOCUMENTS AND COMPUTERS. Have complete and unfettered access to all documents, books and records of the Wood River Entity defendants, wherever located, and in whatever form or format they exist.

              i. DISPOSITION PLAN. Develop a plan with respect to the retention, liquidation, and/or distribution of all remaining Assets to investors.

              j. BANKRUPTCY. If appropriate, file for bankruptcy or liquidation, on behalf of the Wood River Entities, after notice to all parties in this action.

              k. INVESTOR COMMUNICATIONS. Use best efforts to consult with the Wood River Partners L.P. limited partners and the Wood River Partners Offshore Ltd. shareholders and their representatives and to consider their reasonable requests or suggestions.

        15. The Receiver is entitled to payment for all reasonable costs, fees and other expenses incurred in the performance of his duties, and to engage and retain attorneys, accountants, securities professionals, and other persons or entities to assist in carrying out this Order. The Receiver shall not retain such persons or entities without the prior consent of the staff of the Commission. The Receiver shall disclose to the Commission's counsel of record all financial arrangements with such persons or entities.

        16. The Receiver shall, at such times as he deems appropriate, submit fee applications for his services and the services of persons he retains, plus expenses, to the Court for approval before payment. Payment of all such fees and expenses shall be made from the Assets.

        17. The Receiver shall give the Commission counsel of record at least ten (10) days notice of all of his applications to the Court under this Order, including all applications for disbursements from the Assets. The Commission shall be permitted to submit to the Court for consideration its position on the reasonableness of the Receiver's application. All of the Receiver's requests for payments of fees or expenses must be approved by the Court before payment of such fees or expenses are made, and the Court will review the reasonableness of such fees and expenses in determining whether, in its equitable discretion, such payment will be approved. The Receiver is not required to seek prior Court approval of payments made for any federal, state or local taxes that may be applicable.

        18. Applications for disbursement shall include the appropriate supporting documentation to justify the expense or service rendered. Charges for services shall include (a) the date of the service; (b) the name or initials of the individual rendering the service; (c) a description of the service; (d) the hourly rate; (e) the time charged; and (f) the amount (rate x time). The description of the service or activity should be brief and informative. Expenses shall be supported by invoices.

        19. The Receiver, along with any persons or firms retained by the Receiver pursuant to this Order, shall be entitled to rely on all outstanding rules of law and court orders and shall not be liable to anyone for his or their own good faith compliance with any order, rule, law, judgment or decree, including those issued or enacted in foreign jurisdictions. In no event shall the Receiver or any person or firm retained by the Receiver in this action be liable to anyone for his, her, its or their good faith compliance with the duties and responsibilities as Receiver or as counsel for or consultant to the Receiver. Nor shall the Receiver or any person or firm retained by the Receiver in this matter be liable to anyone for any actions taken or omitted by them except on a finding by this Court that he, she, it or they acted or failed to act as a result of misfeasance, bad faith or gross negligence or in reckless disregard of his, her, its or their duties.

        20. The Receiver is excused from all legal requirements to post a bond or to give an undertaking of any type in connection with his fiduciary duties.

        21. The Receiver may be removed at any time by the Court and replaced with a successor. In the event the Receiver decides to resign, the Receiver shall first give written notice to the parties and the Court of his intention, and his resignation shall not be effective until the Court appoints a successor. The Receiver shall then follow such instructions as his successor or the Court may provide.

        22. All persons who receive actual notice of this Order by personal service or otherwise are enjoined from in any way disturbing the Assets; from appointing a receiver, liquidator or administrator; and from filing or prosecuting any judicial action or proceeding of any kind, civil or criminal (including any bankruptcy proceeding with respect to the Wood River Entities) which involves the Receiver or which affects the Assets, except on leave having been granted by this Court. The Receiver shall not be required to respond to any subpoena or other court process (for documents or testimony) relating to the Receiver's duties except on order of this Court.

        23. On the request of the Commission, the Receiver shall provide the Commission with any documentation that the Commission deems necessary to meet its reporting requirements, that is mandated by statute or Congress, or that is otherwise necessary to further the Commission's mission.


                                * * * * * * * * *

        24. This Stipulation and Order is entered into without prejudice to defendants' rights to file a motion to transfer venue of this case to the U.S. District Court for the Northern District of California following the entry of this Order.

SO AGREED:


/s/ John H. Whittier                           /s/ John H. Whittier
--------------------------------------   ---------------------------------------
JOHN HUNTING WHITTIER                    WOOD RIVER ASSET
By                                       MANAGEMENT, LLC
Dated: 10/12/05                          By
                                         Dated: 10/12/05

/s/ John H. Whittier                     /s/ John H. Whittier
--------------------------------------   ---------------------------------------
WOOD RIVER ASSOCIATES, LLC               WOOD RIVER PARTNERS, L.P.
By                                       By Wood River Associates, LLC
Dated: 10/12/05                          Dated: 10/12/05

/s/ John H. Whittier
--------------------------------------
WOOD RIVER PARTNERS
OFFSHORE, LTD.
By
Dated: 10/12/05

/s/ Elliot R. Peters                     /s/ Kevin P. O'Rourke
--------------------------------------   ---------------------------------------
ELLIOT R. PETERS                         KEVIN P. O'ROURKE
Keker & Van Nest LLP                     100 F. Street, N.E.
710 Sansome Street                       Washington, D.C.  20549
San Francisco, CA  94111                 (202) 551-4442
(415) 676-2273                           Counsel for the Securities and Exchange
Counsel for John Hunting Whittier        Commission
Dated:                                   Dated: 10/12/05

                                         SO ORDERED

                                         /s/  John G. Koeltl
                                         ---------------------------------------
                                         United States District Judge
                                         10/13/05